Exhibit 99.1

Genmab Announces Financial Results for the First Nine Months of 2022

November 9, 2022 Copenhagen, Denmark;

Interim Report for the First Nine Months Ended September 30, 2022

Highlights

●	Genmab revenue increased 60% compared to the first nine months of 2021, to DKK 9,368 million
●	Genmab improves its 2022 financial guidance

“During the first nine months of the year we continued to build on Genmab’s consistent track record of success. We have strengthened our pipeline, our team and our financial foundation is even more robust. We are pleased with the recent U.S. and European regulatory submissions for epcoritamab. These submissions are an important step in potentially bringing epcoritamab to people living with certain hematologic malignancies who are in need of a new treatment option,” said Jan van de Winkel, Ph.D., Chief Executive Officer of Genmab.

Financial Performance First Nine Months of 2022

●	Net sales of DARZALEX® by Janssen Biotech, Inc. (Janssen) were USD 5,894 million in the first nine months of 2022 compared to USD 4,378 million in the first nine months of 2021, an increase of USD 1,516 million, or 35%.
●	Royalty revenue was DKK 8,207 million in the first nine months of 2022 compared to DKK 4,698 million in the first nine months of 2021, an increase of DKK 3,509 million, or 75%. The increase in royalties was driven by higher net sales of DARZALEX, Kesimpta® and TEPEZZA® and a higher average exchange rate between the USD and DKK.
●	Revenue was DKK 9,368 million for the first nine months of 2022 compared to DKK 5,863 million for the first nine months of 2021. The increase of DKK 3,505 million, or 60%, was primarily driven by higher DARZALEX, Kesimpta and TEPEZZA royalties achieved under our collaborations with Janssen, Novartis Pharma AG (Novartis) and Roche, respectively, an increase in Tivdak® collaboration revenue, and reimbursement revenue driven by higher activities under our collaboration agreements with BioNTech SE (BioNTech), partly offset by milestones achieved under our collaborations with Janssen and AbbVie in the first nine months of 2021.
●	Operating expenses were DKK 5,676 million in the first nine months of 2022 compared to DKK 3,654 million in the first nine months of 2021. The increase of DKK 2,022 million, or 55%, was driven by the continued advancement of epcoritamab and multiple pipeline projects, an increase in team members to support Tivdak post launch and expansion of our product pipeline, and the continued development of Genmab’s commercialization and broader organizational capabilities and infrastructure.
●	Operating profit was DKK 3,692 million in the first nine months of 2022 compared to DKK 2,209 million in the first nine months of 2021.
●	Net financial items was income of DKK 2,681 million for the first nine months of 2022 compared to income of DKK 808 million in the first nine months of 2021. The increase of DKK 1,873 million was primarily driven by net foreign exchange rate gains due to the USD strengthening against the DKK.

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Genmab Announces Financial Results for the First Nine Months of 2022

Epcoritamab Regulatory Update

There were two regulatory submissions for epcoritamab in the second half of 2022. Genmab submitted a biologics license application (BLA) to the U.S. Food and Drug Administration (U.S. FDA) for subcutaneous (SC) epcoritamab for the treatment of patients with relapsed/refractory large B-cell lymphoma (LBCL) after two or more lines of systemic therapy. Additionally, AbbVie submitted a Marketing Authorization Application (MAA) to the European Medicines Agency (EMA) for SC epcoritamab for the treatment of patients with relapsed/refractory diffuse large B-cell lymphoma (DLBCL) after two or more lines of systemic therapy, which has been validated by the EMA. Both submissions were supported by results from the LBCL cohort of the pivotal EPCORE™ NHL-1 open-label, multi-center trial evaluating the safety and preliminary efficacy of epcoritamab in patients with relapsed, progressive or refractory CD20+ mature B-cell non-Hodgkin lymphoma (B-NHL), including DLBCL.

Outlook

As announced in Company Announcement No. 54, Genmab is improving its 2022 financial guidance published on August 8, 2022, driven primarily by the positive foreign exchange rate impact on our royalty revenue, and the continued strong performance of DARZALEX net sales.

	Revised	Previous
(DKK million)	Guidance	Guidance
Revenue	13,500 - 14,500	12,000 - 13,000
Operating expenses	(8,000) - (8,400)	(7,600) - (8,200)
Operating profit	5,100 - 6,500	3,800 - 5,400

Conference Call

Genmab will hold a conference call in English to discuss the results for the first nine months of 2022 today, Wednesday, November 9, at 6:00 pm CET, 5:00 pm GMT or 12:00 pm EST. To join the call please use the below registration link. Registered participants will receive an email with a link to access dial-in information as well as a unique personal PIN: https://register.vevent.com/register/BI2f752c494cf441f8b2fd8379c5219dc7. A live and archived webcast of the call and relevant slides will be available at www.genmab.com/investors.

Contact:

Marisol Peron, Senior Vice President, Communications and Corporate Affairs

T: +1 609 524 0065; E: mmp@genmab.com

Andrew Carlsen, Vice President, Head of Investor Relations

T: +45 3377 9558; E: acn@genmab.com

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Interim Report for the First Nine Months of 2022

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Interim Report for the First Nine Months of 2022

CONSOLIDATED KEY FIGURES

	Three Months Ended		Nine Months Ended
(DKK million)	September 30,		September 30,		Full Year
Income Statement	2022	2021	2022	2021	2021
Revenue	4,087	2,310	9,368	5,863	8,482
Research and development expenses	(1,486)	(1,114)	(3,921)	(2,883)	(4,181)
Selling, general and administrative expenses	(670)	(306)	(1,755)	(771)	(1,283)
Operating expenses	(2,156)	(1,420)	(5,676)	(3,654)	(5,464)
Operating profit	1,931	890	3,692	2,209	3,018
Net financial items	1,341	281	2,681	808	965
Net profit	2,582	890	4,938	2,292	3,008

Balance Sheet
Marketable securities	13,411	10,014	13,411	10,014	10,381
Cash and cash equivalents	10,377	8,729	10,377	8,729	8,957
Total non-current assets	1,947	2,031	1,947	2,031	1,891
Total assets	30,686	23,985	30,686	23,985	24,627
Shareholders' equity	26,657	21,285	26,657	21,285	22,196
Share capital	66	66	66	66	66

Cash Flow Statement
Cash flow from operating activities	1,968	447	3,514	1,987	2,228
Cash flow from investing activities	(1,382)	(1,621)	(2,625)	(655)	(961)
Cash flow from financing activities	(642)	24	(920)	(436)	(420)
Investment in tangible assets	(82)	(77)	(207)	(184)	(252)

Financial Ratios and Other Information
Basic net profit per share	39.55	13.61	75.48	35.05	46.00
Diluted net profit per share	39.17	13.47	74.83	34.72	45.54
Period-end share market price	2,461	2,809	2,461	2,809	2,630
Price / book value	6.09	8.71	6.09	8.71	7.82
Shareholders' equity per share	403.89	322.50	403.89	322.50	336.30
Equity ratio	87%	89%	87%	89%	90%
Shares outstanding	65,829,282	65,685,053	65,829,282	65,685,053	65,718,456
Average number of employees (FTE*)	1,516	1,089	1,402	967	1,022
Number of employees (FTE) at the end of the period	1,560	1,136	1,560	1,136	1,212

* Full-time equivalent or team members

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Interim Report for the First Nine Months of 2022

OUTLOOK

	Revised	Previous
(DKK million)	Guidance	Guidance
Revenue	13,500 - 14,500	12,000 - 13,000
Operating expenses	(8,000) - (8,400)	(7,600) - (8,200)
Operating profit	5,100 - 6,500	3,800 - 5,400

Genmab is improving its 2022 financial guidance published on August 8, 2022, driven primarily by the positive foreign exchange rate impact on our royalty revenue, and the continued strong performance of DARZALEX net sales.

Revenue

Genmab expects its 2022 revenue to be in the range of DKK 13,500 – 14,500 million, an increase to the previous guidance of DKK 12,000 – 13,000 million, driven primarily by the positive foreign exchange rate impact on our royalty revenue, and the continued strong performance of DARZALEX net sales. Genmab’s projected revenue for 2022 primarily consists of DARZALEX royalties of DKK 10,000 – 10,300 million compared to the previous guidance of DKK 8,800 – 9,300 million. Such royalties are based on Genmab’s revised estimate of DARZALEX 2022 net sales of USD 8.0 – 8.2 billion compared to the previous guidance of USD 7.8 – 8.2 billion. DARZALEX royalties are partly offset by Genmab’s share of Janssen’s royalty payments to Halozyme in connection with subcutaneous (SC) net sales. The upper end of the revenue guidance range now assumes a significant milestone associated with the potential acceptance by the U.S. FDA to review the BLA submission for epcoritamab. The remainder of Genmab’s revenue primarily consists of royalties from TEPEZZA, Kesimpta and RYBREVANT®, reimbursement revenue, milestones including those for epcoritamab and teclistamab as well as collaboration revenue with Seagen Inc. (Seagen) for Tivdak.

Operating Expenses

Genmab anticipates its 2022 operating expenses to be in the range of DKK 8,000 – 8,400 million, an increase to the previous guidance of DKK 7,600 – 8,200 million, primarily driven by the negative impact of the strong U.S. Dollar. Operating expenses continue to be driven by the advancement of Genmab’s clinical programs, continued investment in research and development, as well as building Genmab’s commercial organization and broader organizational infrastructure.

Operating Profit

Genmab now expects its 2022 operating profit to be in the range of DKK 5,100 – 6,500 million, an increase to the previous guidance of DKK 3,800 – 5,400 million, driven primarily by the items described above.

Outlook: Risks and Assumptions

In addition to factors already mentioned, the estimates above are subject to change due to numerous reasons, including but not limited to, the achievement of certain milestones associated with Genmab’s collaboration agreements; the timing and variation of development activities (including activities carried out by Genmab’s collaboration partners) and related income and costs; DARZALEX, Kesimpta, TEPEZZA, RYBREVANT and TECVAYLI® net sales and royalties paid to Genmab; and currency exchange rates (the 2022 guidance assumes a USD / DKK exchange rate of 7.2 compared to 6.8 in the previous guidance). The financial guidance assumes that no significant new agreements are entered into during the remainder of 2022 that could materially affect the results. Refer to the section “Significant

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Interim Report for the First Nine Months of 2022

Risks and Uncertainties” in this interim report. Additionally, depending on trends related to the coronavirus and future variants, the COVID-19 pandemic could potentially have a material adverse impact on Genmab’s business and financial performance, including clinical trials, projected regulatory approval timelines, supply chain and revenues, and cause Genmab’s actual results to differ materially from 2022 Guidance and Key 2022 Priorities in this interim report.

Should the global outbreak of COVID-19 persist, it may have long-term impacts on the development, regulatory approval and commercialization of Genmab’s investigational medicines and on net sales of approved medicines created by Genmab and developed and marketed by Genmab or Genmab’s collaboration partners. As the pandemic continues, there may be an impact on Genmab’s business. Genmab has an established COVID-19 response team, led by the CEO, that closely monitors the evolving situation, maintains precautionary measures to help limit the impact of COVID-19 at the workplace and on our communities, and ensures business continuity. The full extent and nature of the impact of the COVID-19 pandemic and related containment measures on Genmab’s business and financial performance is uncertain as the situation continues. The factors discussed above, as well as other factors that are currently unforeseeable, may result in further and other unforeseen material adverse impacts on Genmab’s business and financial performance, including on the sales of Tivdak and on net sales of DARZALEX, Kesimpta, TEPEZZA, RYBREVANT and TECVAYLI by Genmab’s partners and on Genmab’s royalty, milestone and collaboration revenue therefrom.

KEY 2022 PRIORITIES

Priority	✓	Targeted Milestones
Broad and rapid development of late-stage clinical pipeline and further build US country organization		➢ Epcoritamab[1] ● Expand clinical development program with multiple Phase 3 trials initiated and submission of first BLA (subject to supportive FDA feedback)

➢
Tivdak[2]
●
Establish Tivdak as a clear choice for 2L+ r/m Cervical Cancer patients
●
Broaden clinical development program including Phase 2 evaluation of combination therapy in earlier line treatment for cervical cancer and other solid tumors

Growth and development of differentiated early-stage product candidates		➢ DuoBody®-PD-L1x4-1BB3 & DuoBody-CD40x4-1BB3 ● Data from clinical expansion cohorts to progress to next steps
➢ Expand and advance proprietary clinical product portfolio
Further scale organization aligned with growing product portfolio and brand needs		➢ Further scale organization aligned with differentiated antibody product portfolio growth and future launches
➢ Use solid financial base to grow and broaden antibody product and technology portfolio

1. Co-development w/ AbbVie; 2. Co-development w/ Seagen; 3. Co-development w/ BioNTech

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Interim Report for the First Nine Months of 2022

PRODUCT PIPELINE AND TECHNOLOGY PROGRESS FIRST NINE MONTHS OF 2022

At the end of the first nine months of 2022, Genmab’s proprietary pipeline of investigational medicines, where we are responsible for at least 50% of development, consisted of eight antibody products in clinical development. These include Genmab’s first U.S. FDA approved medicine, Tivdak, that Genmab is co-developing and co-promoting in the U.S. with Seagen. In addition to our own pipeline, there are multiple investigational medicines in development by global pharmaceutical and biotechnology companies, including five approved medicines powered by Genmab’s technology and innovations. Beyond the investigational medicines in clinical development, our pipeline also includes multiple preclinical programs. An overview of the development status of each of our investigational medicines is provided in the following sections, including updates for the third quarter of 2022. For events that occurred during the first and second quarters of 2022, please refer to Genmab’s Q1 2022 and Q2 2022 Interim Reports, respectively. Detailed descriptions of dosing, efficacy and safety data from certain clinical trials have been disclosed in company announcements and media releases published via the Nasdaq Copenhagen stock exchange and may also be found in Genmab’s filings with the U.S. Securities and Exchange Commission (SEC). Additional information is available on Genmab’s website, www.genmab.com. The information accessible through our website is not part of this report and is not incorporated by reference herein.

Genmab Proprietary Investigational Medicines1 in Development

Product	Target	Developed By	Disease Indications	Most Advanced Development Phase (Preclinical / 1 / 1/2 / 2 / 3 / Approved)
Tivdak (tisotumab vedotin-tftv)	TF	Co-development Genmab / Seagen	Cervical cancer[2]	Approved ✓
Tisotumab vedotin			Solid tumors	2
Epcoritamab	CD3, CD20	Co-development Genmab / AbbVie	Relapsed/refractory DLBCL	3 – BLA Submitted
			Relapsed/refractory follicular lymphoma (FL) (combo)	3
			B-cell non-Hodgkin lymphoma (NHL)	2
			B-cell NHL (combo)	2
			Relapsed/refractory chronic lymphocytic leukemia (CLL) & Richter's Syndrome	1
			Indolent NHL, pediatric patients	1
DuoBody-PD-L1x4-1BB (GEN1046/BNT311)	PD-L1, 4-1BB	Co-development Genmab / BioNTech	Non-small cell lung cancer (NSCLC)	2
			Solid tumors	1/2
DuoBody-CD40x4-1BB (GEN1042/BNT312)	CD40, 4-1BB	Co-development Genmab / BioNTech	Solid tumors	1/2
DuoHexaBody®-CD37 (GEN3009)	CD37	Co-development Genmab / AbbVie[3]	Hematologic malignancies	1
HexaBody®-CD38 (GEN3014)	CD38	Genmab[4]	Hematologic malignancies	1
DuoBody-CD3xB7H4 (GEN1047)	CD3, B7H4	Genmab	Solid tumors	1
HexaBody-CD27 (GEN1053/BNT313)	CD27	Co-development Genmab / BioNTech	Solid tumors	1

1Investigational medicines where Genmab has ≥50% ownership. Certain investigational medicines in co-development, partners as indicated

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Interim Report for the First Nine Months of 2022

2See U.S. prescribing information for precise indication and safety information

3In June 2022, AbbVie decided to discontinue co-development of DuoHexaBody-CD37. Upon expiry of the notice period, Genmab will become solely responsible for the further development of DuoHexaBody-CD37 against low-single digit royalty payments to AbbVie, up to an agreed maximum total royalty amount, based on future potential sales of the product.

4Genmab is developing HexaBody-CD38 in an exclusive worldwide license and option agreement with Janssen

Tivdak (tisotumab vedotin-tftv) – First and only U.S. FDA approved antibody-drug conjugate (ADC) for recurrent or metastatic cervical cancer

●	An ADC directed to tissue factor (TF), a protein highly prevalent in solid tumors, including cervical cancer, which is associated with poor prognosis
●	Accelerated approval granted by the U.S. FDA for Tivdak, the first and only approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy
●	U.S. FDA approval was based on data from the innovaTV 204 (NCT03438396) Phase 2 single-arm clinical study evaluating tisotumab vedotin as monotherapy in patients with previously treated recurrent or metastatic cervical cancer
●	In addition to a Phase 3 study in recurrent or metastatic cervical cancer (innovaTV 301, NCT04697628), multiple Phase 2 clinical studies in other solid tumors are ongoing
●	Co-developed globally and co-promoted in the U.S. in collaboration with Seagen

Tivdak is an ADC composed of Genmab’s human monoclonal antibody directed to TF and Seagen’s ADC technology that utilizes a protease-cleavable linker that covalently attaches the microtubule-disrupting agent monomethyl auristatin E to the antibody. Genmab used technology licensed from Medarex Inc. (Medarex) to generate the TF antibody forming part of Tivdak. Tivdak is the first and only U.S. FDA approved ADC for the treatment of adult patients with recurrent or metastatic cervical cancer with disease progression on or after chemotherapy. Tivdak is being co-developed by Genmab and Seagen. Under a joint commercialization agreement, Genmab is co-promoting Tivdak in the U.S. and will lead commercial operational activities in Japan. Seagen is leading commercial operational activities in the U.S. and will lead commercial operational activities in Europe and China. In these four markets there will be a 50:50 cost and profit split. In other markets, Seagen will commercialize Tivdak and Genmab will receive royalties based on a percentage of aggregate net sales ranging from the mid-teens to the mid-twenties. The companies have joint decision-making on the worldwide development and commercialization strategy for Tivdak. The companies have a broad clinical development program for Tivdak, including a confirmatory Phase 3 study in recurrent or metastatic cervical cancer.

Please consult the U.S. Prescribing Information for Tivdak for the labeled indication and safety information, including the boxed warning.

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Epcoritamab (DuoBody-CD3xCD20) – Potential Best-in-class Investigational Medicine

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform
●	Multiple ongoing clinical studies across different settings and histologies, including Phase 3 studies in relapsed/refractory DLBCL (EPCORE DLBCL-1, NCT04628494) and relapsed/refractory FL (EPCORE FL-1, NCT05409066) with more studies in planning
●	In the second half of 2022 Genmab submitted a BLA to the U.S. FDA for SC epcoritamab for the treatment of patients with relapsed/refractory LBCL and AbbVie submitted an MAA to the EMA for SC epcoritamab for the treatment of patients with relapsed/refractory DLBCL. The submissions were supported by results from the LBCL cohort of the pivotal EPCORE NHL-1 open-label, multi-center trial evaluating the safety and preliminary efficacy of epcoritamab in patients with relapsed, progressive or refractory CD20+ mature B-NHL, including DLBCL.
●	Co-developed in collaboration with AbbVie

Epcoritamab is a proprietary bispecific antibody created using Genmab’s DuoBody technology platform. Epcoritamab targets CD3, which is expressed on T-cells, and CD20, a clinically well-validated target on malignant B-cells. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of epcoritamab. Epcoritamab is being co-developed by Genmab and AbbVie. The companies have a broad clinical development program for epcoritamab including two ongoing Phase 3 studies with multiple others in planning. The combination of epcoritamab and DuoHexaBody-CD37 (GEN3009) is also being explored in an arm of a Phase 1/2 clinical study (NCT04358458) of DuoHexaBody-CD37 in hematologic malignancies.

Third Quarter 2022 Updates

●	H2 2022: As noted above, Genmab and AbbVie respectively submitted applications for approval to U.S. and EU regulatory authorities for epcoritamab in certain hematologic malignancies.
●	July: Genmab announced AbbVie’s intent to submit a conditional MAA to the EMA for SC epcoritamab for the treatment of patients with relapsed/refractory DLBCL in the second half of 2022.

DuoBody-PD-L1x4-1BB (GEN1046/BNT311) – Bispecific Next Generation Checkpoint Immunotherapy

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform
●	Clinical studies in solid tumors ongoing, including a Phase 2 study in non-small cell lung cancer (NSCLC) (NCT05117242)
●	Co-developed in collaboration with BioNTech

DuoBody-PD-L1x4-1BB is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for DuoBody-PD-L1x4-1BB on a 50:50 basis. DuoBody-PD-L1x4-1BB is designed to induce an antitumor immune response by simultaneous and complementary PD-L1 blockade and conditional 4-1BB stimulation using an inert DuoBody format. Three clinical studies in solid tumors are ongoing including a Phase 2 study of DuoBody-PD-L1x4-1BB as monotherapy or in combination with pembrolizumab in patients with recurrent metastatic NSCLC.

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DuoBody-CD40x4-1BB (GEN1042/BNT312) – Potential First-in-Class Bispecific Agonistic Antibody

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform
●	Phase 1/2 clinical study in solid tumors ongoing (NCT04083599)
●	Co-developed in collaboration with BioNTech

DuoBody-CD40x4-1BB is a proprietary bispecific antibody, jointly owned by Genmab and BioNTech, created using Genmab’s DuoBody technology platform. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for DuoBody-CD40x4-1BB on a 50:50 basis. CD40 and 4-1BB were selected as targets to enhance both dendritic cells and antigen-dependent T-cell activation, using an inert DuoBody format. A Phase 1/2 clinical study of DuoBody-CD40x4-1BB in solid tumors is ongoing.

HexaBody-CD27 (GEN1053/BNT313) – First-in-Human Study Recruiting

●	Investigational medicine created with Genmab’s HexaBody technology platform
●	Phase 1/2 clinical study in solid tumors recruiting (NCT05435339)
●	Co-developed in collaboration with BioNTech

HexaBody-CD27 is a CD27 antibody that utilizes Genmab’s HexaBody technology, specifically engineered to form an antibody hexamer (a formation of six antibodies) upon binding its target on the cell membrane of the T cells. It is being co-developed by Genmab and BioNTech under an agreement in which the companies share all costs and future potential profits for HexaBody-CD27 on a 50:50 basis. A Phase 1/2 clinical study of HexaBody-CD27 in solid tumors is recruiting.

DuoHexaBody-CD37 (GEN3009) – First DuoHexaBody Program in the Clinic

●	Antibody-based investigational medicine created with Genmab’s DuoHexaBody technology platform
●	Phase 1/2 clinical study in hematologic malignancies ongoing (NCT04358458)

DuoHexaBody-CD37 is a bispecific antibody that targets two non-overlapping CD37 epitopes, created using Genmab’s DuoHexaBody technology platform. The DuoHexaBody technology platform combines the dual targeting of our DuoBody technology platform with the enhanced potency of our HexaBody technology platform, creating bispecific antibodies with target-mediated enhanced hexamerization. In June 2022 AbbVie decided to discontinue co-development of DuoHexaBody-CD37. Upon expiry of the notice period, Genmab will become solely responsible for the further development of DuoHexaBody-CD37 against low-single digit royalty payments to AbbVie, up to an agreed maximum total royalty amount, based on future potential sales of the product. A Phase 1/2 clinical study in hematologic malignancies, including an arm in combination with epcoritamab, is ongoing.

HexaBody-CD38 (GEN3014) – HexaBody Molecule with Potential in Hematological Malignancies

●	Antibody-based investigational medicine created with Genmab’s HexaBody technology platform
●	Phase 1/2 clinical study in hematological malignancies ongoing (NCT04824794)
●	Developed in an exclusive worldwide license and option agreement with Janssen

HexaBody-CD38 is a human CD38 monoclonal antibody-based investigational medicine created using Genmab’s HexaBody technology platform. In preclinical models of hematological malignancies HexaBody-CD38 demonstrated highly potent complement-dependent cytotoxicity and showed potent anti-tumor activity. In June 2019, Genmab entered into an exclusive worldwide license and option agreement

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with Janssen to develop and commercialize HexaBody-CD38. A Phase 1/2 clinical study in hematologic malignancies is ongoing.

DuoBody-CD3xB7H4 (GEN1047) – Bispecific with Potential in Solid Tumors

●	Bispecific antibody-based investigational medicine created with Genmab’s DuoBody technology platform
●	Phase 1/2 clinical study in malignant solid tumors ongoing (NCT05180474)

DuoBody-CD3xB7H4 is a bispecific antibody-based investigational medicine created using Genmab’s DuoBody technology platform. B7H4 is an immune checkpoint protein expressed on malignant cells in various solid cancers including breast, ovarian and lung cancer. In preclinical studies, DuoBody-CD3xB7H4 induced T-cell mediated cytotoxicity of B7H4-positive tumor cells. DuoBody-CD3xB7H4 is being developed for the potential treatment of solid cancer indications known to express B7H4. A Phase 1/2 clinical study of DuoBody-CD3xB7H4 in malignant solid tumors is ongoing.

Products Powered by Genmab’s Technology and Innovations

In addition to Genmab’s own pipeline of investigational medicines, our innovations and proprietary technology platforms are applied in the pipelines of global pharmaceutical and biotechnology companies. These companies are running clinical development programs with antibodies created by Genmab or created using Genmab’s proprietary DuoBody bispecific antibody technology platform. The programs run from Phase 1 development to approved medicines. The tables in this section include those therapies that have been approved in certain territories as well as clinical stage investigational medicines in Phase 2 development or later. Under the agreements for these products Genmab is entitled to certain potential milestones and royalties.

Approved Medicines

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*See local country prescribing information for precise indications and safety information

DARZALEX (daratumumab) – Redefining the Treatment of Multiple Myeloma

●	First-in-class human CD38 monoclonal antibody
●	Developed and commercialized by Janssen under an exclusive worldwide license from Genmab
●	Intravenous (IV) product approved in combination with other therapies for frontline and for relapsed/refractory multiple myeloma in territories including the U.S., Europe and Japan and as monotherapy for heavily pretreated or double-refractory multiple myeloma in territories including the U.S. and Europe
●	First and only SC CD38-directed antibody approved in territories including the U.S., Europe and Japan for the treatment of certain multiple myeloma indications, known as DARZALEX FASPRO® (daratumumab and hyaluronidase-fihj) in the U.S., and DARZALEX SC in Europe
●	SC daratumumab is the first and only approved therapy for light-chain (AL) amyloidosis in the U.S., Europe and Japan
●	Net sales of DARZALEX by Janssen were USD 5,894 million in the first nine months of 2022

DARZALEX is a human monoclonal antibody that binds with high affinity to the CD38 molecule, which is highly expressed on the surface of multiple myeloma cells and is also expressed by AL amyloidosis plasma cells. Genmab used technology licensed from Medarex to generate the CD38 antibody forming part of daratumumab. Daratumumab is being developed by Janssen under an exclusive worldwide license from Genmab to develop, manufacture and commercialize daratumumab. Under the terms of the agreement, Genmab is entitled to double digit royalties between 12% and 20% with Janssen reducing such royalty payments for Genmab’s share of Janssen’s royalty payments made to Halozyme Therapeutics, Inc. (Halozyme). Daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration) is approved in a large number of territories for the treatment of adult patients with certain multiple myeloma indications and is the only approved therapy in the U.S., Europe and Japan for the treatment of adult patients with AL amyloidosis.

Please consult the European Summary of Product Characteristics for DARZALEX and DARZALEX SC and the U.S. Prescribing Information for DARZALEX and DARZALEX FASPRO for the labeled indication and safety information.

Kesimpta (ofatumumab) – Approved in treatment of relapsing forms of multiple sclerosis (RMS)

●	Human CD20 monoclonal antibody developed and commercialized by Novartis under a license agreement with Genmab
●	Approved in territories including the U.S., EU and Japan for the treatment of RMS in adults
●	First B-cell therapy that can be self-administered by patients at home using the Sensoready® autoinjector pen

Kesimpta is a human monoclonal antibody that targets an epitope on the CD20 molecule encompassing parts of the small and large extracellular loops. Genmab used technology licensed from Medarex to generate the CD20 antibody forming part of Kesimpta. Kesimpta is approved in territories including the U.S., Europe and Japan for the treatment of certain adult patients with RMS. Kesimpta is the first B-cell therapy that can be self-administered by patients at home using the Sensoready autoinjector pen, once monthly after starting therapy. Kesimpta is being developed and marketed worldwide by Novartis under a license agreement between Genmab and Novartis. Under the terms of the agreement, Genmab is entitled to 10% royalties on net sales of Kesimpta.

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Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for the labeled indication and safety information for Kesimpta.

TEPEZZA (teprotumumab-trbw) – First U.S. FDA-approved medicine for the treatment of thyroid eye disease (TED)

●	Developed and commercialized by Horizon Therapeutics, plc (Horizon) for the treatment of TED
●	First and only U.S. FDA-approved medicine for the treatment of TED
●	Also being explored in a clinical trial for the treatment of diffuse cutaneous systemic sclerosis (dcSSC)

Teprotumumab, approved by the U.S. FDA under the trade name TEPEZZA, is a human monoclonal antibody that targets the Insulin-like Growth Factor 1 Receptor (IGF-1R), a well-validated target. Genmab used technology licensed from Medarex to generate the IGF-1R antibody forming part of teprotumumab. The antibody was created by Genmab under a collaboration with Roche and development and commercialization of the product is now being conducted by Horizon under a sublicense from Roche. Under the terms of Genmab’s agreement with Roche, Genmab will receive mid-single digit royalties on net sales of TEPEZZA.

Please consult the U.S. Prescribing Information for the labeled indication and safety information for TEPEZZA.

RYBREVANT (amivantamab-vmjw) – First regulatory approvals for a DuoBody-based Medicine

●	Part of Genmab and Janssen DuoBody research and license agreement
●	First approved medicine created using Genmab’s proprietary DuoBody technology platform
●	Under the agreement with Janssen, Genmab will receive milestones and royalties on net sales of RYBREVANT

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of these, Janssen’s RYBREVANT, is a fully human bispecific antibody that targets epidermal growth factor receptor (EGFR) and Met, two validated cancer targets. The two antibody libraries used to produce amivantamab were both generated by Genmab. In collaboration with Janssen, the antibody pair used to create amivantamab was selected. Janssen is responsible for the development and commercialization of amivantamab.

In 2021, Janssen received approvals in the U.S., Europe and other markets for RYBREVANT for the treatment of certain adult patients with NSCLC with EGFR exon 20 insertion mutations. These were the first regulatory approvals for a therapy that was created using Genmab’s proprietary DuoBody bispecific technology platform. Under our agreement with Janssen, Genmab will receive milestones and royalties between 8% and 10% on net sales of RYBREVANT.

Please consult the U.S. Prescribing Information and the European Summary of Product Characteristics for RYBREVANT for the labeled indication and safety information.

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TECVAYLI (teclistamab) – Approved in Europe for the treatment of relapsed and refractory multiple myeloma

●	Part of Genmab and Janssen DuoBody research and license agreement
●	Second approved medicine created using Genmab’s proprietary DuoBody technology platform
●	Under the agreement with Janssen, Genmab will receive milestones and royalties on net sales of TECVAYLI

In July 2012, Genmab entered into a collaboration with Janssen to create and develop bispecific antibodies using Genmab’s DuoBody technology platform. One of the products subsequently created, discovered and developed by Janssen is TECVAYLI, a bispecific antibody that targets CD3, which is expressed on T-cells and B-cell maturation antigen (BCMA), which is expressed in mature B lymphocytes.

In August 2022, Janssen received conditional marketing authorization from the European Commission for subcutaneously administered TECVAYLI as monotherapy for the treatment of adult patients with relapsed and refractory multiple myeloma. Patients must have received at least three prior therapies, including an immunomodulatory agent, a proteasome inhibitor, and an anti-CD38 antibody and have demonstrated disease progression on the last therapy. TECVAYLI is the second therapy created using Genmab’s proprietary DuoBody bispecific technology platform to receive regulatory approval. Under our agreement with Janssen, Genmab will receive milestones and mid-single digit royalties on net sales of TECVAYLI.

Please consult the European Summary of Product Characteristics for TECVAYLI for the labeled indication and safety information.

Clinical Stage Investigational Medicines, >Phase 2 Development

*UltiMAb transgenic mouse technology licensed from Medarex, a wholly owned subsidiary of Bristol Myers Squibb.

Preclinical Programs

●	Broad preclinical pipeline that includes both partnered products and in-house programs based on our proprietary technologies or antibodies
●	Multiple new Investigational New Drug (IND) applications expected to be submitted over coming years
●	Genmab has entered multiple strategic collaborations to support the expansion of our innovative pipeline

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Interim Report for the First Nine Months of 2022

Our preclinical pipeline includes immune effector function enhanced antibodies developed with our HexaBody technology platform and bispecific antibodies created with our DuoBody technology platform. We are also working with our partners to generate additional new antibody-based product concepts. A number of the preclinical programs are carried out in cooperation with our collaboration partners.

Third Quarter 2022 Updates

●	August: Genmab and BioNTech expanded the companies’ global strategic collaboration to develop and commercialize novel immunotherapies for the treatment of cancer patients. Under the expansion, the companies will jointly develop and commercialize, subject to regulatory approval, monospecific antibodies leveraging Genmab’s proprietary HexaBody technology platform. The first monospecific antibody candidate under the collaboration is HexaBody-CD27.
●	July: The first Clinical Trial Application (CTA) was submitted for GEN1056/BNT322. GEN1056/BNT322 is an antibody product being co-developed by Genmab and BioNTech for the treatment of solid tumors and for use in combination with other products.

SIGNIFICANT RISKS AND UNCERTAINTIES

As a biotech company, Genmab faces a number of risks and uncertainties. These are common for the industry and relate to operations, intellectual property, research and development, commercialization and financial activities. For further information about risks and uncertainties which Genmab faces, refer to the 2021 Annual Report filed with NASDAQ Copenhagen and the Form 20-F filed with the U.S. SEC, both of which were filed in February 2022. At the date of this interim report, there have been no significant changes to Genmab’s overall risk profile since the publication of these reports; however, the full extent and nature of the impact of the COVID-19 pandemic and related containment measures on our business and financial performance is uncertain. See Genmab’s Form 20-F for a detailed summary of risks related to our collaborations as well as risks related to the COVID-19 pandemic.

FINANCIAL REVIEW

The interim report is prepared on a consolidated basis for the Genmab group. The financial statements are published in Danish Kroner (DKK).

Revenue

Genmab’s revenue was DKK 9,368 million for the first nine months of 2022 compared to DKK 5,863 million for the first nine months of 2021. The increase of DKK 3,505 million, or 60%, was primarily driven by higher DARZALEX, Kesimpta and TEPEZZA royalties achieved under our collaborations with Janssen, Novartis and Roche, respectively, an increase in TIVDAK collaboration revenue, and reimbursement revenue driven by higher activities under our collaboration agreements with BioNTech, partly offset by milestones achieved under our collaborations with Janssen and AbbVie in the first nine months of 2021.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(DKK million)	2022	2021	2022	2021
Royalties	3,480	2,103	8,207	4,698
Reimbursement revenue	307	144	594	371
Milestone revenue	112	63	288	794
Collaboration revenue	182	—	273	—
License revenue	6	—	6	—
Total revenue	4,087	2,310	9,368	5,863

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Interim Report for the First Nine Months of 2022

Royalties

Royalty revenue amounted to DKK 8,207 million in the first nine months of 2022 compared to DKK 4,698 million in the first nine months of 2021. The increase of DKK 3,509 million, or 75%, was primarily driven by higher DARZALEX, Kesimpta and TEPEZZA royalties achieved under our daratumumab collaboration with Janssen, ofatumumab collaboration with Novartis, and teprotumumab collaboration with Roche, respectively. The table below summarizes Genmab’s royalty revenue by product.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(DKK million)	2022	2021	2022	2021
DARZALEX	3,049	1,807	7,073	4,167
TEPEZZA	207	222	597	384
Kesimpta	213	68	509	140
Other	11	6	28	7
Total royalties	3,480	2,103	8,207	4,698

Net sales of DARZALEX by Janssen were USD 5,894 million in the first nine months of 2022 compared to USD 4,378 million in the first nine months of 2021. The increase of USD 1,516 million, or 35%, was driven by share gains, continued strong market growth and uptake of the DARZALEX SC product. Royalty revenue on net sales of DARZALEX was DKK 7,073 million in the first nine months of 2022 compared to DKK 4,167 million in the first nine months of 2021, an increase of DKK 2,906 million. The percentage increase in royalties of 70% is higher than the percentage increase in the underlying net sales primarily due to the higher average exchange rate between the USD and DKK, other positive foreign exchange rate impacts, and a higher effective royalty rate for the first nine months of 2022, partly offset by the increase in Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC product net sales. Under our license agreement with Janssen for DARZALEX, for purposes of calculating royalties due to Genmab, DARZALEX net sales for non-U.S. dollar denominated currencies are translated to U.S. dollars at a specified annual Currency Hedge Rate. This contractual arrangement is the driver for the other foreign exchange impacts discussed above.

Net sales of TEPEZZA by Horizon were USD 1,472 million in the first nine months of 2022 compared to USD 1,072 million in the first nine months of 2021. TEPEZZA net sales in the first quarter of 2021 were negatively impacted by the U.S. government-mandated COVID-19 production interruption. Royalty revenue on net sales of TEPEZZA was DKK 597 million in the first nine months of 2022 compared to DKK 384 million in the first nine months of 2021, an increase of DKK 213 million, or 55%.

Net sales of Kesimpta by Novartis were USD 723 million in the first nine months of 2022 compared to USD 224 million in the first nine months of 2021. The increase of USD 499 million was primarily driven by US launch momentum. Royalty revenue on net sales of Kesimpta was DKK 509 million in the first nine months of 2022 compared to DKK 140 million in the first nine months of 2021, an increase of DKK 369 million.

Janssen was granted U.S. FDA approval for RYBREVANT during the second quarter of 2021, and Genmab subsequently started recognizing royalties on net sales of RYBREVANT. Royalties were not material for the first nine months of 2022 or 2021.

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Royalty revenue fluctuations from period to period are due primarily to the level of product net sales, foreign currency exchange rates and more specifically to DARZALEX, Genmab’s share of Janssen’s royalty payments to Halozyme in connection with SC product net sales.

Reimbursement Revenue

Reimbursement revenue amounted to DKK 594 million in the first nine months of 2022 compared to DKK 371 million in the first nine months of 2021. The increase of DKK 223 million, or 60%, was primarily driven by higher activities under our collaboration agreements with BioNTech for HexaBody-CD27 and DuoBody-CD40x4-1BB.

Milestone Revenue

Milestone revenue was DKK 288 million in the first nine months of 2022 compared to DKK 794 million in the first nine months of 2021, a decrease of DKK 506 million, or 64%, primarily driven by milestones achieved in the first nine months of 2021 under our Janssen and AbbVie collaborations.

Milestone revenue may fluctuate significantly from period to period due to both the timing of achievements and the varying amount of each individual milestone under our license and collaboration agreements.

Collaboration Revenue

In September 2021, Genmab and Seagen announced U.S. FDA accelerated approval for Tivdak in previously treated recurrent or metastatic cervical cancer. Collaboration revenue was DKK 273 million for the first nine months of 2022 and includes a one-off payment due from Seagen of approximately USD 15 million (DKK 112 million) which reflects Genmab’s share (50%) of payments received by Seagen in connection with the sublicense of its rights to develop and commercialize tisotumab vedotin in China to Zai Lab Hong Kong pursuant to Genmab’s Joint Commercialization Agreement with Seagen.

Refer to Financial Statement Note 2 in this interim report for further details about revenue.

Key Developments to Revenue - Third Quarter of 2022

Genmab’s revenue was DKK 4,087 million for the third quarter of 2022 compared to DKK 2,310 million for the third quarter of 2021. The increase of DKK 1,777 million, or 77%, was primarily driven by higher DARZALEX royalties achieved under our collaboration with Janssen.

Janssen was granted approval for TECVAYLI in Europe for the treatment of relapsed and refractory multiple myeloma during the third quarter of 2022. Milestone revenue in the third quarter of 2022 includes a USD 15 million (DKK 112 million) milestone due from Janssen for the approval of TECVAYLI in Europe for the treatment of relapsed and refractory multiple myeloma.

Collaboration revenue in the third quarter of 2022 includes a one-off payment due from Seagen as described above.

Research and Development Expenses

Research and development expenses amounted to DKK 3,921 million in the first nine months of 2022 compared to DKK 2,883 million in the first nine months of 2021. The increase of DKK 1,038 million, or 36%, was driven by the continued advancement of epcoritamab under our collaboration with AbbVie, continued advancement of DuoBody-CD40x4-1BB under our collaboration with BioNTech, and the increase in team members to support the expansion of our product pipeline.

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Interim Report for the First Nine Months of 2022

Research and development expenses accounted for 69% of total operating expenses in the first nine months of 2022 compared to 79% in the first nine months of 2021.

Key Developments to Research and Development Expenses - Third Quarter of 2022

During the third quarter of 2022, Genmab recognized research and development expenses related to an upfront payment of USD 10 million related to its licensing agreement with Oxford BioTherapeutics (OBT). The amount is included in Other payables – current on the Balance Sheet as of September 30, 2022.

No significant key developments other than the item described above.

Selling, General and Administrative Expenses

Selling, general and administrative expenses were DKK 1,755 million in the first nine months of 2022 compared to DKK 771 million in the first nine months of 2021. The increase of DKK 984 million, or 128%, was driven by the increase in team members to support Tivdak post launch, continued expansion of Genmab’s commercialization capabilities in support of future launches, and investment in broader organizational infrastructure, including our technology portfolio.

Selling, general and administrative expenses accounted for 31% of total operating expenses in the first nine months of 2022 compared to 21% in the first nine months of 2021.

Key Developments to Selling, General, and Administrative Expenses - Third Quarter of 2022

No significant key developments other than the items described above.

Operating Profit

Operating profit was DKK 3,692 million in the first nine months of 2022 compared to DKK 2,209 million in the first nine months of 2021. Operating profit was DKK 1,931 million in the third quarter of 2022 compared to DKK 890 million in the third quarter of 2021.

Net Financial Items

Net financial items were comprised of the following:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
(DKK million)	2022	2021	2022	2021
Interest and other financial income	97	35	184	162
Foreign exchange rate gain, net	1,456	476	3,248	1,049
Total financial income	1,553	511	3,432	1,211

Interest and other financial expenses	(6)	(4)	(16)	(10)
Loss on marketable securities, net	(140)	(50)	(455)	(184)
Loss on other investments, net	(66)	(176)	(280)	(209)
Total financial expenses	(212)	(230)	(751)	(403)
Net financial items	1,341	281	2,681	808

Net financial items increased by DKK 1,873 million for the first nine months of 2022, primarily driven by:

●	Increase in foreign exchange rate gain, net due to the USD strengthening against the DKK which was more favorable to our marketable securities, and cash and cash equivalents in the first nine months of 2022,

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●	Loss on marketable securities driven by increases in interest rates in the United States and Europe, and
●	Loss on other investments due primarily to the decrease in fair value of Genmab’s investments in common shares of CureVac.

Refer to Financial Statement Note 4 in this interim report for further details about the net financial items.

Key Developments to Net Financial Items - Third Quarter of 2022

No significant key developments other than the items described above.

Corporate Tax

Corporate tax expense for the first nine months of 2022 was DKK 1,435 million compared to DKK 725 million for the first nine months of 2021. The increase in corporate tax expense is primarily the result of Genmab’s higher net profit before tax. The effective tax rate in the first nine months of 2022 was 22.5% compared to 24% in the first nine months of 2021. The decrease in Genmab’s effective tax rate was driven by the geographical composition of pre-tax profit in the first nine months of 2022 as compared to the first nine months of 2021.

Key Developments to Corporate Tax - Third Quarter of 2022

No significant key developments other than the items described above.

Net Profit

Net profit for the first nine months of 2022 was DKK 4,938 million compared to DKK 2,292 million in the first nine months of 2021. Net profit for the third quarter of 2022 was DKK 2,582 million compared to DKK 890 million in the third quarter of 2021. The increases in the respective periods were driven by the items described above.

Liquidity and Capital Resources

(DKK million)	September 30, 2022	December 31, 2021
Marketable securities	13,411	10,381
Cash and cash equivalents	10,377	8,957
Shareholders' equity	26,657	22,196

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
Cash Flow (DKK million)	2022	2021	2022	2021
Cash provided by operating activities	1,968	447	3,514	1,987
Cash (used in) investing activities	(1,382)	(1,621)	(2,625)	(655)
Cash (used in) / provided by financing activities	(642)	24	(920)	(436)
Exchange rate adjustments	617	402	1,451	573

Net cash provided by operating activities is primarily related to our operating profit, changes in operating assets and liabilities, reversal of net financial items, and adjustments related to non-cash transactions. Cash provided by operating activities increased compared to the first nine months of 2021 primarily driven by an increase in operating profit of DKK 1,483 million, partly offset by the timing of corporate tax payments of DKK 455 million in Denmark in the first nine months of 2022.

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Net cash (used in) investing activities primarily reflects differences between the proceeds received from the sale and maturity of our investments and amounts invested, and the cash paid for investments in tangible assets. Purchases of marketable securities exceeded sales and maturities to a greater extent in the first nine months of 2022 compared to the first nine months of 2021. For the first nine months of 2021, investing activities also include the proceeds from the sale of CureVac shares of DKK 438 million. There were no sales of other investments in the first nine months of 2022.

Net cash (used in) / provided by financing activities is primarily related to the purchase of treasury shares, exercise of warrants, lease payments, and payment of withholding taxes on behalf of employees on net settled Restricted Stock Units (RSUs). The increase in cash used in financing activities for the periods is primarily driven by cash payments for the purchase of treasury shares of DKK 908 million in the first nine months of 2022 compared to DKK 447 million in the first nine months of 2021.

Exchange rate adjustments represent foreign currency gains or losses on Genmab’s cash and cash equivalents, primarily driven by our cash and cash equivalents holdings denominated in USD. The increase in exchange rate adjustments results from the USD strengthening against the DKK to a much greater extent in the first nine months of 2022 compared to the first nine months of 2021.

Genmab’s USD denominated cash and cash equivalents, and marketable securities represented 89% of Genmab’s total cash and cash equivalents, and marketable securities as of September 30, 2022 compared to 86% as of December 31, 2021.

Cash and cash equivalents included short-term marketable securities of DKK 1,295 million as of September 30, 2022 compared to DKK 296 million as of December 31, 2021. In accordance with our accounting policy, securities purchased with a maturity of less than ninety days at the date of acquisition are classified as cash and cash equivalents. Refer to Financial Statement Note 3 in this interim report for further details about our marketable securities.

Key Developments to Cash Flows - Third Quarter of 2022

No significant key developments other than the items described above.

Balance Sheet

As of September 30, 2022, total assets were DKK 30,686 million compared to DKK 24,627 million on December 31, 2021. As of September 30, 2022, assets were mainly comprised of marketable securities of DKK 13,411 million, cash and cash equivalents of DKK 10,377 million and current receivables of DKK 4,951 million. The current receivables consist primarily of amounts related to royalties from our collaboration agreements.

As of September 30, 2022, total liabilities were DKK 4,029 million compared to DKK 2,431 million on December 31, 2021. The increase in total liabilities of DKK 1,598 million, or 66%, was primarily driven by the increase in corporate tax payable due to Genmab’s net result before tax and timing of estimated tax payments, and increase in accrued research and development costs related to the continued advancement of Genmab projects.

Shareholders’ equity as of September 30, 2022 was DKK 26,657 million compared to DKK 22,196 million on December 31, 2021. The increase of DKK 4,461 million, or 20%, was driven primarily by Genmab’s net profit and share-based compensation expense related to the issuance of shares under Genmab’s warrant and RSU programs, partly offset by the purchase of treasury shares during the period. Genmab’s equity ratio was 87% as of September 30, 2022 compared to 90% as of December 31, 2021.

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Interim Report for the First Nine Months of 2022

Team Members

As of September 30, 2022, the total number of team members was 1,560 compared to 1,136 as of September 30, 2021. The increase was primarily driven by the expansion and acceleration of our pipeline, as well as the investment in the expansion of Genmab’s commercialization capabilities, including support for Tivdak post launch and future launches, and broader organizational infrastructure.

Team Members	September 30, 2022	September 30, 2021
Research and development team members	1,129	871
Selling, general and administrative team members	431	265
Total team members	1,560	1,136

Legal Matters – Janssen Binding Arbitrations

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters. Genmab did not seek a review of the award, and the award is now final.

On June 9, 2022, Genmab announced the commencement of a second arbitration under the daratumumab license agreement with Janssen. This second arbitration follows from the award in the prior arbitration, where the tribunal ruled in favor of Janssen on the question as to whether Genmab is required to share in Janssen’s royalty payments to Halozyme for its technology used in the daratumumab SC product. The tribunal based its ruling on the finding that DARZALEX FASPRO constitutes a new licensed product under the license agreement.

In this second arbitration, Genmab is consequently seeking an award of USD 405 million plus interest in accrued milestone payments for DARZALEX FASPRO and a declaration that it is entitled to a new 13-year royalty term from the date of DARZALEX FASPRO’s first commercial sale. See Company Announcement no. 21.

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Interim Report for the First Nine Months of 2022

STATEMENTS OF COMPREHENSIVE INCOME

Income Statement		Three Months Ended		Nine Months Ended
		September 30,		September 30,
	Note	2022	2021	2022	2021
(DKK million)

Revenue	2	4,087	2,310	9,368	5,863

Research and development expenses		(1,486)	(1,114)	(3,921)	(2,883)
Selling, general and administrative expenses		(670)	(306)	(1,755)	(771)
Operating expenses		(2,156)	(1,420)	(5,676)	(3,654)

Operating profit		1,931	890	3,692	2,209

Financial income	4	1,553	511	3,432	1,211
Financial expenses	4	(212)	(230)	(751)	(403)

Net profit before tax		3,272	1,171	6,373	3,017

Corporate tax		(690)	(281)	(1,435)	(725)

Net profit		2,582	890	4,938	2,292

Basic net profit per share		39.55	13.61	75.48	35.05
Diluted net profit per share		39.17	13.47	74.83	34.72

Statement of Comprehensive Income

Net profit		2,582	890	4,938	2,292

Other comprehensive income:

Amounts which will be re-classified to the income statement:
Adjustment of foreign currency fluctuations on subsidiaries		41	2	70	30

Total comprehensive income		2,623	892	5,008	2,322

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BALANCE SHEETS

		September 30,	December 31,
	Note	2022	2021
(DKK million)
ASSETS

Intangible assets		200	254
Property and equipment		741	621
Right-of-use assets	7	548	354
Receivables		39	27
Deferred tax assets		264	264
Other investments	3	155	371

Total non-current assets		1,947	1,891

Corporate tax receivable		—	31
Receivables		4,951	3,367
Marketable securities	3	13,411	10,381
Cash and cash equivalents		10,377	8,957

Total current assets		28,739	22,736

Total assets		30,686	24,627

SHAREHOLDERS’ EQUITY AND LIABILITIES

Share capital		66	66
Share premium		12,141	12,029
Other reserves		151	81
Retained earnings		14,299	10,020

Total shareholders' equity		26,657	22,196

Provisions		7	13
Lease liabilities	7	550	363
Deferred revenue	2	480	487
Other payables		4	—

Total non-current liabilities		1,041	863

Provisions		6	—
Corporate tax payable		948	—
Lease liabilities	7	79	62
Deferred revenue	2	33	26
Other payables		1,922	1,480

Total current liabilities		2,988	1,568

Total liabilities		4,029	2,431

Total shareholders' equity and liabilities		30,686	24,627

Share-based instruments	5
Related parties	6
Subsequent events to the balance sheet date	8

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STATEMENTS OF CASH FLOWS

		Nine Months Ended
		September 30,
	Note	2022	2021
(DKK million)

Net profit before tax		6,373	3,017

Reversal of financial items, net		(2,681)	(808)
Adjustments for non-cash transactions		574	376
Changes in operating assets and liabilities		(454)	(756)

Cash flows from operating activities before financial items		3,812	1,829

Interest received		169	169
Interest elements of lease payments	7	(11)	(9)
Interest paid		(1)	—
Corporate taxes paid		(455)	(2)

Net cash provided by operating activities		3,514	1,987

Investment in tangible assets		(207)	(184)
Marketable securities bought		(7,238)	(13,529)
Marketable securities sold		4,850	12,712
Other investments bought		(30)	(92)
Other investments sold		—	438

Net cash (used in) investing activities		(2,625)	(655)

Warrants exercised		112	102
Principal elements of lease payments		(47)	(50)
Purchase of treasury shares	5	(908)	(447)
Payment of withholding taxes on behalf of employees on net settled RSUs		(77)	(41)

Net cash (used in) financing activities		(920)	(436)

Change in cash and cash equivalents		(31)	896

Cash and cash equivalents at the beginning of the period		8,957	7,260
Exchange rate adjustments		1,451	573

Cash and cash equivalents at the end of the period		10,377	8,729

Cash and cash equivalents include:
Bank deposits		9,082	8,542
Short-term marketable securities		1,295	187

Cash and cash equivalents at the end of the period		10,377	8,729

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STATEMENTS OF CHANGES IN EQUITY

	Share	Share	Translation	Retained	Shareholders'
	capital	premium	reserves	earnings	equity
(DKK million)

Balance at December 31, 2020	66	11,894	54	7,107	19,121

Net profit	—	—	—	2,292	2,292
Other comprehensive income	—	—	30	—	30
Total comprehensive income	—	—	30	2,292	2,322

Transactions with owners:
Exercise of warrants	—	102	—	—	102
Purchase of treasury shares	—	—	—	(447)	(447)
Share-based compensation expenses	—	—	—	228	228
Net settlement of RSUs	—	—	—	(41)	(41)

Balance at September 30, 2021	66	11,996	84	9,139	21,285

Balance at December 31, 2021	66	12,029	81	10,020	22,196

Net profit	—	—	—	4,938	4,938
Other comprehensive income	—	—	70	—	70
Total comprehensive income	—	—	70	4,938	5,008

Transactions with owners:
Exercise of warrants	—	112	—	—	112
Purchase of treasury shares	—	—	—	(908)	(908)
Share-based compensation expenses	—	—	—	326	326
Net settlement of RSUs	—	—	—	(77)	(77)

Balance at September 30, 2022	66	12,141	151	14,299	26,657

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Interim Report for the First Nine Months of 2022

NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Basis of Presentation

Accounting Policies

These interim statements of the Genmab group (Genmab or the Company) have been prepared in accordance with IAS 34 as issued by the International Accounting Standards Board (IASB) and in accordance with IAS 34 as endorsed by the EU and additional Danish disclosure requirements for interim reports of listed companies. The interim report has not been reviewed or audited by Genmab’s external auditors.

The interim report has been prepared using the same accounting policies as outlined in Section 1 – Basis of Presentation in the financial statements in the Genmab 2021 Annual Report (Annual Report). A number of new or amended standards became applicable for the current reporting period. Genmab was not required to change its accounting policies as a result of adopting these standards. These interim financial statements should be read in conjunction with the Annual Report.

Management Judgements and Estimates under IFRS

In preparing interim reports, certain provisions under IFRS require management to make judgements (various accounting estimates and assumptions), which may significantly impact the group’s financial statements. For a description of significant judgements and estimates, refer to Note 1.3 in the Annual Report.

Information about Geographical Areas

Genmab is managed and operated as one business unit, which is reflected in the organizational structure and internal reporting. No separate lines of business or separate business entities have been identified with respect to any licensed products, product candidates or geographical markets and no segment information is currently prepared for internal reporting. Refer to Note 2.2 in the Annual Report for further details.

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Note 2 – Revenue

The table below summarizes Genmab’s revenue by type and collaboration partner, and royalties by product, under Genmab’s agreements.

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
(DKK million)
Revenue by type:
Royalties	3,480	2,103	8,207	4,698
Reimbursement revenue	307	144	594	371
Milestone revenue	112	63	288	794
Collaboration revenue	182	—	273	—
License revenue	6	—	6	—
Total	4,087	2,310	9,368	5,863

Revenue by collaboration partner:
Janssen	3,172	1,876	7,378	4,722
AbbVie	—	—	—	245
Roche	207	222	597	384
Novartis	234	68	539	141
BioNTech	280	113	511	284
Seagen	192	31	330	87
Other	2	—	13	—
Total	4,087	2,310	9,368	5,863

Royalties by product:
DARZALEX	3,049	1,807	7,073	4,167
TEPEZZA	207	222	597	384
Kesimpta	213	68	509	140
Other	11	6	28	7
Total	3,480	2,103	8,207	4,698

In September 2020, Genmab commenced binding arbitration of two matters arising under its license agreement with Janssen relating to daratumumab. Under the license agreement, Genmab is, among other things, entitled to royalties from Janssen on net sales of daratumumab (marketed as DARZALEX for IV administration and as DARZALEX FASPRO in the United States and as DARZALEX SC in Europe for SC administration). In April 2022, the arbitral tribunal issued an award in the binding arbitration of the two matters. Genmab did not seek a review of the award, and the award is now final.

Deferred Revenue

As part of the continued evaluation of deferred revenue related to the AbbVie Agreement, during the third quarter of 2022, Genmab’s classification of deferred revenue reflects the current estimate of co-development activities as of September 30, 2022. These co-development activities are related to a performance obligation in connection with the product concepts under a research option agreement.

Refer to Note 2.1 in the Annual Report for further details regarding revenue.

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Note 3 – Financial Instruments

Genmab’s portfolio is spread over a number of different securities with a focus on liquidity and the preservation of capital. Genmab’s marketable securities in USD, DKK, EUR, and GBP as a percentage of total marketable securities was as follows:

	September 30,	December 31,
	2022	2021
Percent

USD	82%	75%
DKK	11%	16%
EUR	6%	8%
GBP	1%	1%
Total	100%	100%

As of September 30, 2022, 74% of Genmab’s marketable securities were long-term A rated or higher, or short-term A-1 / P-1 rated by S&P, Moody’s or Fitch compared to 68% as of December 31, 2021.

The table below shows the fair value measurements by level for Genmab’s financial assets measured at fair value through profit or loss:

(DKK million)	September 30, 2022				December 31, 2021
Assets Measured at Fair Value	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total

Marketable securities	13,411	—	—	13,411	10,381	—	—	10,381
Other investments	94	—	61	155	344	—	27	371

Marketable Securities

All fair values are determined by reference to external sources using unadjusted quoted prices in established markets for Genmab’s marketable securities (Level 1).

Other Investments

Other investments as of September 30, 2022 consist primarily of a DKK 85 million investment in common shares of CureVac, compared to DKK 318 million as of December 31, 2021.

The investment in CureVac is recorded at fair value through profit or loss. The fair value of Genmab’s investment in CureVac is determined using unadjusted quoted prices in established markets (Level 1).

Refer to Note 4.3 and Note 4.4 in the Annual Report for further details regarding Genmab’s marketable securities and other investments.

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Note 4 – Financial Income and Expenses

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
(DKK million)

Financial income:
Interest and other financial income	97	35	184	162
Foreign exchange rate gain, net	1,456	476	3,248	1,049

Total financial income	1,553	511	3,432	1,211

Financial expenses:
Interest and other financial expenses	(6)	(4)	(16)	(10)
Loss on marketable securities, net	(140)	(50)	(455)	(184)
Loss on other investments, net	(66)	(176)	(280)	(209)

Total financial expenses	(212)	(230)	(751)	(403)

Net financial items	1,341	281	2,681	808

Foreign exchange rate gain, net was DKK 3,248 million in the first nine months of 2022 compared to DKK 1,049 million in the first nine months of 2021. The USD strengthened against the DKK in each period which positively impacted our USD denominated marketable securities and cash holdings, but to a greater extent in 2022. Refer to Note 4.2 in the Annual Report for further details regarding foreign currency risk.

Loss on marketable securities, net was DKK 455 million in the first nine months of 2022 compared to DKK 184 million in the first nine months of 2021. The increase in fair value losses on marketable securities was primarily driven by increases in interest rates in the United States and Europe.

Loss on other investments, net was DKK 280 million in the first nine months of 2022 compared to DKK 209 million in the first nine months of 2021. The change was primarily driven by the decrease in fair value of Genmab’s investment in common shares of CureVac.

Note 5 – Share-Based Instruments

Restricted Stock Unit Program

Genmab A/S established RSU programs as an incentive for all Genmab employees, members of the registered Executive Management, and members of the Board of Directors.

	Nine Months Ended
	September 30,
	2022	2021
RSUs granted	260,523	159,567
Weighted average fair value per RSU granted (DKK)	2,209.10	2,149.55

RSUs vested	87,213	54,188

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Refer to Note 4.6 in the Annual Report for details on the RSU programs.

Warrant Program

Genmab A/S established warrant programs as an incentive for all Genmab employees, and members of the registered Executive Management.

	Nine Months Ended
	September 30,
	2022	2021
Warrants granted	249,901	147,568
Weighted average exercise price per warrant granted (DKK)	2,210.60	2,189.21
Weighted average Black-Scholes fair value per warrant granted (DKK)	647.44	683.79

Warrants exercised	110,826	139,305
Weighted average exercise price on date of grant per warrant exercised (DKK)	1,014.66	731.29
% change in share capital - warrants exercised	0.17%	0.21%

Refer to Note 4.6 in the Annual Report for details on the warrant programs.

Share-based compensation expense

Share-based compensation expenses related to Genmab RSU and warrant programs for the first nine months of 2022 was DKK 326 million compared to DKK 228 million for the first nine months of 2021.

Share repurchases

In general and under current authorizations, Genmab intends to purchase its own shares primarily to honor obligations in relation to the share-based remuneration programs and mitigate the dilution effect of share capital increases resulting from exercises of warrants.

As of September 30, 2022, Genmab’s 2021 authorization has shares available for repurchase, while Genmab’s 2019 authorization has been fully used. The 2016 authorization expired in March 2021.

	2021 Authorization	2019 Authorization	2016 Authorization
Number of shares authorized for repurchase[1]	500,000	500,000	500,000
Actual shares repurchased under authorization	40,000	500,000	255,000
Shares available for repurchase as of September 30, 2022	460,000	—	—
[1] Nominal value of DKK 500,000

As announced on June 17, 2022, Genmab initiated a share buy-back program. During the first nine months of 2022, Genmab acquired 370,000 of its own shares, representing approximately 0.6% of share capital as of December 31, 2021. The total amount paid to acquire the shares, including directly attributable costs, was DKK 908 million and was recognized as a deduction to shareholders’ equity. During the first nine months of 2021, Genmab acquired 200,000 of its own shares, representing approximately 0.3% of share capital as of December 31, 2020. The total amount paid to acquire the shares, including directly attributable costs, was DKK 447 million and was recognized as a deduction to

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shareholders’ equity. These shares are classified as treasury shares and are presented within retained earnings on the balance sheet as of September 30, 2022.

As of September 30, 2022, 599,883 treasury shares were held by Genmab to cover obligations in relation to the RSU programs and to mitigate the dilutive effect of share capital increases resulting from future exercises of warrants.

Note 6 – Related Parties

Genmab’s related parties are Genmab A/S’ (parent company) subsidiaries, Board of Directors, the registered Executive Management, and close members of the family of these persons.

Genmab has not granted any loans, guarantees or other commitments to or on behalf of any of the members of the Board of Directors or members of the registered Executive Management.

Other than the remuneration and other transactions relating to the Board of Directors and the registered Executive Management described in Note 5.1 in the Annual Report, there were no material related party transactions during the first nine months of 2022.

Changes to the Executive Management Team and the Board of Directors

Genmab has decided to implement an administrative organizational change whereby effective January 1, 2023, only Jan van de Winkel, President and Chief Executive Officer, and Anthony Pagano, Executive Vice President and Chief Financial Officer, will be formally registered as executive managers with the Danish Business Authority. Judith Klimovsky, Executive Vice President and Chief Development Officer, Anthony Mancini, Executive Vice President and Chief Operating Officer, and Tahamtan Ahmadi, Executive Vice President and Chief Medical Officer, will cease to be registered as executive managers with the Danish Business Authority; however, apart from the formal registration amendments there will be no changes to the Executive Management Team, including titles, areas of responsibility or otherwise.

Additionally, during the first nine months of 2022, there were two changes to the Executive Management Team. Effective March 1, 2022, Chris Cozic was appointed Executive Vice President and Chief People Officer, and Birgitte Stephensen was appointed Executive Vice President and Chief Legal Officer. They join the existing Executive Management Team but are not regarded as executive managers pursuant to the Danish Companies Act and are therefore not registered with the Danish Business Authority.

Following Genmab A/S’ Annual General Meeting on March 29, 2022, the Board of Directors is comprised of five independent board members, one non-independent board member, and three employee-elected board members. Deirdre P. Connelly (Chair), Pernille Erenbjerg (Deputy Chair), Rolf Hoffmann, Dr. Paolo Paoletti, and Dr. Anders Gersel Pedersen were re-elected to the Board of Directors for a one-year period. Elizabeth O’Farrell was newly elected for a one-year period. Mijke Zachariasse, Martin Schultz and Takahiro Hamatani were elected to the Board of Directors by the employees for a three-year period. Peter Storm Kristensen and Rima Bawarshi Nassar stepped down from the Board of Directors.

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Interim Report for the First Nine Months of 2022

Note 7 – Leases

Amounts recognized in the balance sheet

The balance sheet shows the following amounts relating to leases:

	September 30,	December 31,
	2022	2021
(DKK million)
Right-of-use assets
Properties	547	352
Equipment	1	2

Total right-of-use assets	548	354

Lease liabilities
Current	79	62
Non-current	550	363

Total lease liabilities	629	425

During the first nine months of 2022, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases in the Netherlands with respect to office and laboratory space. During the first nine months of 2021, there were additions to Genmab’s right-of-use assets and lease liabilities related to the commencement of leases in Japan and the United States with respect to office space.

Significant leases not yet commenced

During 2020, Genmab entered into a lease agreement with respect to the new headquarters in Denmark with a commencement date in March 2023 and is non-cancellable until March 2038. The total future minimum payments over the term of the lease are approximately DKK 339 million and estimated capital expenditures to fit out the space are approximately DKK 128 million.

Amounts recognized in the statement of comprehensive income

The statement of comprehensive income shows the following amounts relating to leases:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2022	2021	2022	2021
(DKK million)
Depreciation charge of right-of-use assets
Properties	22	14	52	39
Equipment	—	—	1	1

Total depreciation charge of right-of-use assets	22	14	53	40

Interest expense	4	3	11	9
Expense relating to short-term leases	—	—	—	1

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Interest expense is included in net financial items and expenses relating to short-term leases are included in operating expenses in the statement of comprehensive income.

Note 8 - Subsequent Events to the Balance Sheet Date

No events have occurred subsequent to the balance sheet date that could significantly affect the financial statements as of September 30, 2022.

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ABOUT GENMAB

Genmab is an international biotechnology company with a core purpose to improve the lives of people with cancer. For more than 20 years, Genmab’s vision to transform cancer treatment has driven its passionate, innovative and collaborative teams to invent next-generation antibody technology platforms and leverage translational research and data sciences, fueling multiple differentiated cancer treatments that make an impact on people’s lives. To develop and deliver novel therapies to patients, Genmab has formed 20+ strategic partnerships with biotechnology and pharmaceutical companies. Genmab’s proprietary pipeline includes bispecific T-cell engagers, next-generation immune checkpoint modulators, effector function enhanced antibodies and antibody-drug conjugates.

Genmab is headquartered in Copenhagen, Denmark with locations in Utrecht, the Netherlands, Princeton, New Jersey, U.S. and Tokyo, Japan. For more information, please visit Genmab.com and follow us on Twitter.com/Genmab.

This Interim Report contains forward looking statements. The words “believe”, “expect”, “anticipate”, “intend” and “plan” and similar expressions identify forward looking statements. Actual results or performance may differ materially from any future results or performance expressed or implied by such statements. The important factors that could cause our actual results or performance to differ materially include, among others, risks associated with pre-clinical and clinical development of products, uncertainties related to the outcome and conduct of clinical trials including unforeseen safety issues, uncertainties related to product manufacturing, the lack of market acceptance of our products, our inability to manage growth, the competitive environment in relation to our business area and markets, our inability to attract and retain suitably qualified personnel, the unenforceability or lack of protection of our patents and proprietary rights, our relationships with affiliated entities, changes and developments in technology which may render our products or technologies obsolete, and other factors. For a further discussion of these risks, please refer to the risk management sections in Genmab’s most recent financial reports, which are available on www.genmab.com and the risk factors included in Genmab’s most recent Annual Report on Form 20-F and other filings with the U.S. Securities and Exchange Commission (SEC), which are available at www.sec.gov. Genmab does not undertake any obligation to update or revise forward looking statements in this Interim Report nor to confirm such statements to reflect subsequent events or circumstances after the date made or in relation to actual results, unless required by law.

Genmab A/S and/or its subsidiaries own the following trademarks: Genmab®; the Y-shaped Genmab logo®; Genmab in combination with the Y-shaped Genmab logo®; HuMax®; DuoBody®; DuoBody in combination with the DuoBody logo®; HexaBody®; HexaBody in combination with the HexaBody logo®; DuoHexaBody®; and HexElect®. Tivdak® is a trademark of Seagen Inc.; EPCORE™ is a trademark of AbbVie Biotechnology Ltd.; Kesimpta® and Sensoready® are trademarks of Novartis AG or its affiliates; DARZALEX®, DARZALEX FASPRO® RYBREVANT® and TECVAYLI® are trademarks of Johnson & Johnson; TEPEZZA® is a trademark of Horizon Therapeutics Ireland DAC.

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DIRECTORS’ AND MANAGEMENT’S STATEMENT ON THE INTERIM REPORT

The Board of Directors and the registered members of Executive Management have today considered and adopted the unaudited interim report of the Genmab group for the nine months ended September 30, 2022.

The interim report is prepared in accordance with IAS 34, “Interim Financial Reporting,” as issued by the IASB and in accordance with IAS 34 as endorsed by the EU, and additional Danish disclosure requirements for interim reports of listed companies.

We consider the applied accounting policies to be appropriate and, in our opinion, the interim report gives a true and fair view of the assets and liabilities, financial position, results of operation and cash flows of the group.

Furthermore, we consider the Management’s Review to give a true and fair account of the development in the group’s activities and financial affairs, results of operations and the group’s financial position as a whole as well as a description of the significant risks and uncertainties which the group faces, as further described in our 2021 Annual Report and the Form 20-F filed with the U.S. Securities and Exchange Commission in February 2022.

Copenhagen, November 9, 2022

Registered Members of Executive Management

Jan van de Winkel	Anthony Pagano	Judith Klimovsky	Anthony Mancini	Tahamtan Ahmadi
(President & CEO)	(Executive Vice President & CFO)	(Executive Vice President & CDO)	(Executive Vice President & COO)	(Executive Vice President & CMO)

Board of Directors

Deirdre P. Connelly	Pernille Erenbjerg	Anders Gersel Pedersen
(Chair)	(Deputy Chair)

Rolf Hoffmann	Paolo Paoletti	Elizabeth O’Farrell

Mijke Zachariasse	Takahiro Hamatani	Martin Schultz
(Employee elected)	(Employee elected)	(Employee elected)

Genmab A/S	Tel: +45 7020 2728	Company Announcement no. 55
Kalvebod Brygge 43	Fax: +45 7020 2729	Page 35/35
1560 Copenhagen V, Denmark	www.genmab.com	CVR no. 2102 3884